The J.G. Wentworth Company

201 King of Prussia Road, Suite 501

Radnor, Pennsylvania 19087-5148

July 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:          The J.G. Wentworth Company (CIK No. 0001580185)

Request for Withdrawal of Registration Statement on Form S-4
File No. 333-203903

Ladies and Gentlemen:

The J.G. Wentworth Company (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Company’s registration statement (the “Registration Statement”) on Form S-4 (File No. 333-203903) be withdrawn by the Securities and Exchange Commission (the “Commission”). As discussed with attorneys of the Corporate Finance Division of the Commission, the Company will file on the date hereof a new registration statement on Form S-3 to register the securities purported to be registered under the Registration Statement. The Registration Statement is not yet effective and no securities have been sold pursuant to the Registration Statement.

We hereby request that you telephone Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3416 if you have any questions or require any additional information.

Very truly yours,

THE J.G. WENTWORTH COMPANY

By:	/s/Stephen Kirkwood
Name:	Stephen Kirkwood
Title:	Executive Vice President,
General Counsel & Corporate
Secretary